04 MAR 23 AM 7:21

March 16, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

04010803

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel announces new representative directors "

Thank you for your assistance in handling it as required.

MAR 25 2004
FINANCIAL

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 3/25

NEWS RELEASE

Kobe Steel announces new representative directors

TOKYO, March 16, 2004 – Kobe Steel, Ltd. announces changes in its representative directors. This decision was reached at the board of directors' meeting held today.

Kobe Steel intends to appoint new representative directors after resolution at the ordinary general shareholders' meeting to be held in late June and the board of directors' meeting that follows. The new representative directors and their titles will be:

Koshi Mizukoshi
New title: Chairman and Representative Director
Current title: President, Chief Executive Officer, and Representative Director

Yasuo Inubushi
New title: President, Chief Executive Officer, and Representative Director
Current title: Executive Vice President and Representative Director

Hiroshi Sato
New title: Executive Vice President and Representative Director
Current title: Senior Managing Director

Toshio Kimura
New title: Executive Vice President and Representative Director
Current title: Executive Officer

The following representative directors will retire in late June:

Tsuguto Moriwaki
New title: President and Director, Shinsho Corporation
Current title: Executive Vice President and Representative Director

Shinji Yano
New title: President and Director, Kobelco & Materials Copper Tube, Ltd.
Current title: Executive Vice President and Representative Director

Appointments of representative directors and top executives effective April 1 follow below. These interim appointments will continue until late June, at which time the general shareholders' meeting and board of directors' meeting will finalize the changes in representative directors.

Koshi Mizukoshi
New title: Chairman and Representative Director
Current title: President, Chief Executive Officer, and Representative Director

Yasuo Inubushi
New title: President, Chief Executive Officer, and Representative Director
Current title: Executive Vice President and Representative Director

Tsuguto Moriwaki
New title: Executive Vice President and Director
Current title: Executive Vice President and Representative Director

Shinji Yano
New title: Executive Vice President and Director, Kobe Steel
President and Director, Kobelco & Materials Copper Tube, Ltd.
Current title: Executive Vice President and Representative Director

Hiroshi Sato
New title: Executive Vice President and Representative Director
Current title: Senior Managing Director

Toshio Kimura
New title: Executive Vice President and Officer
Current title: Executive Officer

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site www.kobelco.co.jp